Exhibit 4.6

Lease Agreement

That was executed in Tel Aviv on the 26th of June 2002

-Between-

A.Z. Baranovitz – Properties and Leasing Ltd. A registered company according to the Companies Ordinance 37 Yitzhak Sadeh, Tel Aviv (hereinafter: the “Landlord”)

Party of the first part

-And between-

Eltak Ltd A company registered according to the Companies Ordinance From the industrial zone Sgula, Petach Tikva (Hereinafter: the “Tenant”)

Party of the second part

Whereas:	The Landlord together with the company Neca Chemicals 1952 Ltd. (hereinafter: "Neca") is the owner and lessor of a part of parcel 13 in block 6354 in the industrial zone in Sgula Petach Tikva (hereinafter: the "Property");

And whereas:	The Tenant wishes to lease from the Landlord a building in the areas of approx. 9,000 square meters and a yard surrounding the building located on the Property, as marked in the plan attached to this agreement as appendix “A” and which constitutes an integral part hereof (hereinafter: the “Plan”), in the area of approx. 9,000 square meters gross approximately (hereinafter this area shall be referred to as the “Leased Property”);

And whereas:	The Landlord declares that except for Neca, which jointly holds the Property together with the Landlord in partnership, no other person or entity has any rights to the Leased Property before the signing of this agreement;

And whereas:	The Landlord declares that between Neca and the Landlord mutual lease deeds were signed which were registered in the Land Registration Office on the 26th of March 1972 according to which the Landlord is entitled to lease the Leased Property without the need for Neca’s consent;

And whereas:	The Tenant wishes to lease the Leased Property from the Landlord for periods in accordance and for consideration as specified in this agreement hereafter.

Therefore, the parties have decided and agreed as follows:

1.	The preamble of this agreement constitutes an integral part hereof and it binds the parties.

2.	In this agreement:

“The Property” –	Parcel 13 in Block 6354.

“The Building” –	An industrial building in which there is a basement and 3 floors that are divided into 2 wings (a northern wing and a southern wing) which was built on the Property, in the area of approximately 9,000 square meters.

“The Leased Property” –	The building and the yard surrounding the building as marked in the Plan, except for the storage room.

“The Storage Room” –	A basement in the area of approximately _______ (not readable) which is marked on the plan and is used by Landlord.

A.	The lease periods according to this agreement are as follows:

(1)	For an area of approx. 7,470 square meters marked in the Plan by the color red – starting from the 1st of January 2002, until the 31st of December 2011.

(2)	For an area of approx. 1.530 square meters and which is marked in the plan by the color blue – starting from the completing of the adjustment works as mentioned in section 4 hereafter until the 31st of December 2011.

3.	Accept as mentioned in sections 6 and 21 of this agreement, and as long as it was not agreed otherwise in writing, the Tenant shall not be entitled during the entire lease period to terminate the lease and he shall be obligated to continue to pay the Landlord full rent and the other payments and obligations that he must pay pursuant to this agreement until the end of the lease period, whether he used the Leased Property or whether he did not use the Leased Property.

4.	It is agreed between the parties that the Landlord shall perform adjustment works in the area specified in section 3 (a)(2) above, according to the specifications attached hereto as appendix B of this agreement (hereinafter: the “Specifications”). The completion date of the adjustment works as mentioned in section 3 (a) (2) above shall be determined as the date on which Mr. Amos Evron from the company Enosh Management and Engineering Systems Ltd. confirmed that all of the adjustment works have been executed in accordance with the specifications.

The Tenancy Protection Laws Do Not Apply

5.	The parties declare and confirm and the Tenant declares and confirms that he was informed that the Leased Property was first leased after the 20th of August 1968 and that there was no Tenant in the Leased Property who is entitled to possess it before the signing of this agreement, and therefore the provisions of the Law of Protected Tenancy (Consolidated Version) – 1972 and the tenancy protection laws that were prior to this law, shall not apply to the lease according to this agreement. (Hereinafter: the “Law”).

The parties declare and confirm that the Leased Property was vacant from any Tenant entitled to possess it before the signing of this agreement, the Tenant did not pay any payment as key money for the Leased Property, he did not participate and he shall not participate in any part of the construction costs of the Leased Property, and therefore the provisions of the Law shall not apply to this lease or any other law that shall take its place.

The Tenant declares and confirms that he is aware that he shall not be protected according to the law and the Tenant’s undertakings to vacate the Leased Property at the end of the lease period shall especially remain valid.

6.	A.	The purpose of the lease according to this agreement is to manage and operate an industrial plan of the Tenant to create printed circuit boards, electronic components and electro – chemical products and a light industry of a similar nature or that serves the Tenant’s plan only and this is subject to the provisions in sections 24 and 25 hereafter. The Tenant undertakes not to use the Leased Property for any other purpose (hereinafter: the “Purposes of the Lease”).

B.	The Tenant undertakes to handle and obtain at his responsibility and at his expense all of the permits required pursuant to any law from any of the authorized authorities to manage in the Leased Property the business according to the Purposes of the Lease, including a license and/or business licenses, licenses from the local authority, kashrut certificates, and any other authority whose authority is required for managing the business in the Leased Property. The Landlord shall cooperate with the Tenant in obtaining the permits and licenses and shall sign any document if his signature shall be required for this purpose, subject to any law. If the Tenant shall not receive a required license for the purpose of running his business in the Leased Property due to an action and/or omission of the Landlord, after the Tenant made his best efforts for obtaining such license as mentioned, the Tenant shall have the possibility to cancel this agreement, by a prior written notice to the Landlord 60 days in advance. Notwithstanding the aforesaid, if the Tenant shall not be given a license required for managing his business in the Leased Property as a result the non issuance of a completion certificate for the building due to actions that the Tenant performed in the Leased Property, the Tenant shall not be entitled to cancel the lease agreement according to this subsection.

The Tenant undertakes to pay all of the taxes, the fees and the obligatory payments involved in obtaining the permits and the licenses for the day to day operations of the Leased Property.

The Tenant shall compensate and indemnify the Landlord for any lawsuit, payment or damage that shall be caused to the Landlord according to a judgment for an action or omission of the Tenant not in accordance with the provisions of this subsection (b) provided the Landlord notified the Tenant of any claim for payment or damage that is about to be caused or that was caused and shall give him reasonable time in advance from the date that he was informed of the possibility to defend oneself against these lawsuits.

7.	A.	In consideration for the fulfillment of all of the Landlord’s undertakings pursuant to this agreement, the Tenant undertakes to pay the Landlord fundamental monthly rent for the first lease period in the amount of NIS 238,464 (two hundred thirty eight thousand, four hundred sixty four NIS) per month (hereinafter: “the Fundamental Rent”) with additional linkage differences to the index as defined hereafter (hereinafter: “Linkage Differences”) and with additional Value Added Tax at the rate stipulated in the law on the date of payment.

B.	For clarification purposes the parties declare that the fundamental rent was determined by the following calculation:

The amount in NIS equals $6 per square meter with additional Vat per month multiplied by 9,000 square meters totaling $54,000 per month with additional Vat multiplied by the representative rate of $1- 4.416 NIS. Total of NIS 238,464.

C.	(1)	Fundamental rent with additional Vat and with additional linkage difference for the lease period shall be paid for each period of two (2) months in advance on the first day of each calendar month, on the 1st of January, on the 1st of March, on the 1st of May, on the 1st of July, on the 1st of September and on the 1st of November of each lease year.

(2)	Notwithstanding the aforesaid in subsection (1) above, it is hereby agreed that out of the amount of rent specified above, the rent for the part of the Leased Property specified in section 3 (a) (2) above which constitutes the amount of NIS 40,539 with additional Vat which equals the amount of $9,180 with additional Vat, shall be paid from the date of the completion of the adjustment works mentioned in section 4 above.

In order to alleviate collection the Tenant hereby gives the Landlord at the signing of this agreement 9 post dated checks in which the amounts for payment are written for the part of the Leased Property specified in section 3 (a) (1) above and which are dated in accordance with subsection (1) above, for the first 18 months of rent. The Tenant undertakes to pay the Landlord at the payment dates of these checks, in addition to the amounts stipulated in these checks, the Vat differences if such shall exist in accordance with the law and the linkage differences for each such payment. At the date of the payment of each said check the Landlord shall issue to the Tenant a legal tax invoice for the payment mount which is stipulated in the check and with the additional differences whose payment is required as mentioned above.

Once every 18 lease months the Tenant shall give the Landlord 9 post dated checks as mentioned above.

D.	The Tenant undertakes to pay in addition to the fundamental rent the linkage differences, Vat at the rate that was stipulated in the law at any time of the actual payment, against a tax invoice of the Landlord.

E.	In this agreement: –

“The Index” –	Means the consumer price index that is published by the central bureau of statistics and which includes this same index even if it was published by a different body or institution that shall take its place, whether it is comprised from the same data or not. If another index shall take its place and the bureau will not determine the ratio between it and the replacing index, economic experts that shall be elected by the parties will determined the ratio between the index and the replacing index and if the parties shall not elect these experts they will be appointed at the request of party, by the General Managers of Bank Hapoalim Ltd. and Bank Leumi Ltd. and their decision will be binding.

“The Basic Index” –	The Index of the month of November 2001 that shall be published on the 15th of December 2001.

“The New Index” –	The Index knows at the date of the actual payment of any amount of rent or any other amount.

F.	The Tenant undertakes to pay the Landlord, in addition to the fundamental rent, linkage differences at the rate of 100% to the consumer price index, and at any payment date the Landlord will make a calculation of the linkage differences starting from the Basic Index until the New Index, and the Tenant shall pay the linkage differences as mentioned for the previous payment together with the fundamental rent.

G.	The parties agree that on the 31st of December 2006 (hereinafter: the “New Date”) the amount of fundamental rent shall be examined and determined again in the following manner:-

If at the New Date it will turn out that the amount of the fundamental rent including the difference between the basic index and the new index that was valid in the month previous to the New Date, lower or higher than the amounts that can be received as rent for industrial buildings in the industrial area of Sgula in Petach Tikva, for a building which is identical or similar as much as possible to the Building from the aspect of its quality and type, between a willful Landlord and a willful Tenant, these amounts of rent shall constitute from this New Date the fundamental rent as defined in this agreement.

The rent that can be received between a willful Landlord and a willful Tenant as mentioned, shall be discussed between the parties during the month of September 2006. If by the 30th of September 2006 the parties shall not reach an agreement each one of the parties shall have the right to request the head of the Appraisers Office in Israel so that he will appoint an appraiser who will determine the amount of this said rent, provided the appraiser that shall be appointed as mentioned is not engaged and/or was not engaged by any of the parties of this agreement during the year prior to the date of the first request to the head of the Appraisers Office. The appraiser shall act in accordance with the following provisions:

(1)	The appraiser shall not, for any reason, be in a situation of conflict of interests with respect to the appraisal question or with any of the parties.

(2)	The appraiser must act towards the parties with fairness and faith.

(3)	The appraiser is entitled to instruct the parties to disclose and furnish documents and to do anything else which is involved in conducting an appraisal.

(4)	If the appraiser has requested from a party of this agreement anything that is involved in conducting the appraisal, and without any justified reason this party did not fulfill the request, the appraiser is entitled, after he warned this party as mentioned, to determine the said rennet without his request being fulfilled.

(5)	The appraiser shall not hold a meeting with one of the parties without the other party unless the appraiser warned the other party – in writing or orally, that he hold discussions without his presence if he shall not appear.

(6)	The appraiser will make his appraisal findings and any other material that was collected by him within the framework of his duties available to the parties of this agreement, at any reasonable time, for review and to copy.

(7)	The appraiser shall act in the matter that seems to him to be most affective for a just decision and shall determine according to his best knowledge the amount of the said rent according to the material that is before him.

(8)	The appraiser must determine the amount of the said rent within three months after the date he was appointed.

(9)	Any document that was sent to the appraiser or to one of the parties by registered mail with a certificate of receipt, shall be regarded as delivered to the addressee at the date registered in the certificate of receipt or in the certificate of refusal to accept the document.

(10)	The appraiser is required to explain his decision.

(11)	The costs of the appraisal shall be paid equally by the parties. In order to eliminate doubt, it is hereby clarified that the amounts that shall be determined by agreement in advance by the parties as remuneration of the appraiser is the only, final and absolute remuneration for the appraisal services and no consideration or any other benefit shall be paid to the appraiser, whether directly or indirectly with respect to the performance of the appraisal, except for the remuneration to which the parties agreed in advance.

The appraiser shall sign an undertaking in which he confirms that he read this section 7 (g) and that he undertakes to comply with its provisions. Notwithstanding all of the aforesaid, if the appraiser did not sign such undertaking as mentioned, his appointment shall be cancelled and a new appraiser shall be elected in accordance with the provisions of this section.

In order to eliminate doubts it is declared and agreed that the provisions of this section, regarding linkage of fundamental rent to the index, shall apply also to the new fundamental rent that shall be determined as mentioned above.

In order to remove doubt the determination of the rent as mentioned above shall be performed by the New Date, and starting from this date the Tenant shall pay the amount of rent that was determined.

8.	A.	The Tenant declares and confirms that before the signing of this agreement he saw, examined and inspected the Leased Property and all of its parts and devices, the surroundings, the location, and the access ways to the Leased Property and he found them suitable to his needs, and he agrees to lease the Leased Property in its current condition and he hereby waives towards the Landlord any claim due to unsuitability of any type and/or one claim and/or evidence and/or claim of defect and/or any other claim, all subject to the provisions of sections 4 and 10 H of this agreement and the Landlord’s representations according to this agreement.

B.	The Landlord declares and confirms that:

(1)	His signature on this agreement and its performance do not conflict with any other undertaking of the Landlord towards any third party with respect to the Leased Property;

(2)	After performing the adjustments and the works as mentioned in sections 4 and 10 H of this agreement the Leased Property shall be in a proper state and shall fit the plans that were attached to this agreement, except for adjustments that were performed in the Leased Property by the Tenant;

(3)	There is no decision, order, judgment, instruction from any judicial authority that prevents the performance of this agreement in full;

(4)	Use of the storage room shall be only for storing office equipment and no other use shall be made of the storage room including use that prevents or interferes with the purposes of the lease in any way.

9.	A.	During the entire lease period the Tenant undertakes to maintain the Leased Property and all of its parts including its sanitary and electrical devices and any other devices, in good clean and proper condition, and in good working order and the Tenant undertakes to repair at his expense all of the damages the mishaps and the defects without any exception, that shall be caused to the Leased Property, to its devices during the entire duration of the lease period and this is immediately after they occurred or were caused, except for damages that result from regular wear and tear whose repair will apply to the Landlord and this is immediately after he received a notice of this in writing from the Tenant.

In order to eliminate doubt the Tenant declares and confirms that the Landlord notified him and he agrees that the air conditioning system that is installed as of today in the southern wing of the building is a system that is capable of supplying to the Leased Property a maximum amount of up to 200 tons of cooling.

B.	If one of the parties did not fulfill his undertakings according to this section (hereinafter in this subsection: the “Party in Breach”) all or in part, the other party is entitled if he wishes, even though he is not required to do so, after giving a written warning in which the Party in Breach will be given the possibility to repair the breach within a reasonable time according to the circumstances of the matter, to perform himself or by others the required repairs in the Leased Property, and the other party shall be entitled to collect from the party in breach all of the costs that he spent for the repairs with additional interest at the maximum rate customary at banks at that time for unapproved overdrafts and with full compensation for the damage that were caused to the Leased Property as mentioned, and the party in breach shall be required to pay these amounts to the other party upon his demand to do so.

10.	A.	Without derogating from the aforesaid in this agreement, the Tenant undertakes not to do by himself and/or by others and/or not to allow any changes or additions or improvements in the Leased Property or in any part of it without receiving the Landlord’s consent in writing subject to everything mentioned in this agreement. If the Tenant shall request from the Landlord permission to make changes or additions or renovations or adjustments in the Leased Property for needs that suit the purpose of the leased, and only if the Landlord shall give the Tenant permission for this in a written consent in advance, the Tenant undertakes to obtain at his expense and at his responsibility all of the permits required from the authorized authorities for performing the changes to the Leased Property, to which the Landlord shall agree as mentioned. Notwithstanding the aforesaid, the Landlord shall not abstain from giving his consent if the changes or the additions or the improvements in the Leased Property are required by virtues of the provisions of any law or by virtue of the instructions of a judicial authority and provided the investment in the change or the addition or the improvement as mentioned shall be paid by the Tenant. If the Landlord shall object to the changes and/or additions and/or improvements in the Leased Property which are required by virtue of the provisions of any law or by virtue of the instructions of a judicial authority after the Tenant made efforts to cancel the demand to make such change or addition or improvement, then the Tenant shall be able to cancel this agreement, by a written notice to the Landlord 60 days in advance.

B.	If the Tenant shall request from the Landlord permission to make changes or additions or renovations or adjustments to the Leased Property and the Landlord shall give the Tenant prior written consent to make these said changes as specified in the written consent, the provisions of subsections (c) to (g) hereafter shall apply.

C.	The Tenant undertakes to pay all of the taxes, the levies, the fees and all of the obligatory payment that are involved in obtaining al of the permits for performing all of the provisions of this section, and he shall take care to obtain, at his expense and under his responsibility all of the permits that shall be required as mentioned for the performance of everything mentioned in this section, and for the purpose of obtaining a business license for the Leased Property. The Landlord shall cooperate with the Tenant in obtaining the permits and the licenses, and he shall sign any document that requires his signature for this, subject to the other provisions of this subsection.

The Tenant shall compensate and indemnify the Landlord according to a judgment for any claim, payment or damage that shall be caused to the Landlord for any action or omission of the Tenant not in accordance with the provisions of this agreement, provided the Landlord notified the Tenant of this in writing within a reasonable time in advance, in order to allow the Tenant to defend oneself against such claims.

D.	Upon the end of the lease periods, the Tenant shall have the right to perform with respect to any change, addition, improvement, adjustment and installation that were performed in the Leased Property (hereinafter: the “Additions”) one of the following actions:

(1)	To leave the Addition in the Leased Property; or

(2)	To dismantle the addition and to take it with him while restoring the building to its previous condition.

In order to eliminate doubt the Landlord hereby approves and declares that the air conditioning that was installed on the north side of the roof of the building by the Tenant, except for the air pipes from the air conditioning system to the rooms of the Leased Property, can be dismantled without damaging the building and he recognized the right of the Tenant to dismantle it and take it.

E.	Without derogating from the generality of the aforesaid, the Tenant undertakes not to make any changes that could affect the external appearance of the building such as: painting external walls or the Leased Property, including pillars or internal walls that are adjacent to windows or installing blinds on windows etc..

F.	It is hereby emphasized that subject to the provisions in subsection (d) above, any addition or change that shall be made to the Leased Property by the Tenant shall be considered as the Landlord’s Property except for systems installed in the Leased Property by the Tenant at his expense such as: air conditioning systems and which can be removed from the Leased Property without causing damage to the Leased Property however the Landlord shall be entitled to demand their removal from the Tenant in writing at the end of the lease period and if the Tenant shall not comply with the demand the Landlord shall be entitled to remove them at the Tenant’s expense.

G.	Without derogating from the generality of the aforesaid, the Tenant is entitled to install electric installations, electric points or switches and any installations of external or internal telephones in places intended for this and/or of communications between computers, provided the building shall not be harmed and these installations shall be performed according to the provisions of any law.

The Tenant is also entitled to install signs or other advertisement materials on the front of the building or on an external wall of the building, after he first receives the written consent of the Landlord, in places that shall be coordinated with the Landlord.

H.	The Landlord undertakes that until the 31st of October 2002, he shall give the Tenant plans to renovate the Leased Property and to perform the following works:

A.	Covering the part of the front that turns to the south part of the building (Gliss Street) until the entrance area of the building, according to the plans that are attached to the agreement that constitute an inseparable part of it and which are marked as appendix “C”.

B.	Painting the other external walls of the building and the revealed pipes.

C.	Paving asphalt on all of the parking area and marking parking spaces.

D.	Repairing and renovating external fences.

The Landlord undertakes that he shall start the performance of the works specified in this subsection not later than 30.11.2002. If all the works specified in this subjection or part of them shall not be performed and/or completed until the 31st of March 2003, for any such work as mentioned the Tenant shall have the possibility according to his discretion: (1) to postpone, starting from the 1st of April 2003 until the date of completion of the performance of the works as mentioned, the payment of rent to the Landlord in the amount equal to 125% – of the cost of completing the performance of the work as mentioned according to an appraisal of the Tenant’s appraiser, or alternatively (2) to perform and/or finish the work as mentioned, himself and/or by others, and the actual cost of performing and/or finishing the work as mentioned with additional interest at the maximum rate customary at banks at the time on unauthorized overdrafts shall be reduced from the rent paid to the Landlord according to this agreement.

I.	The Landlord undertakes that during the entire period of the lease he shall do everything necessary so that the external appearance of the Leased Property, including the walls, the parking lot and the fences shall be clean and suitable for the Tenant’s use.

11.	The Tenant shall be entitled to put into the Leased Property devices, equipment and moveable furniture that are not attached to the Leased Property itself, at his responsibility his expense, and without the need to obtain the Landlord’s written agreement.

12.	The Landlord undertakes to pay with respect to the Property all of the Property taxes, the levies, the obligatory payments, municipal and governmental that apply to a owner of the Leased Property, if such taxes apply, during the entire lease period.

13.	The Landlord undertakes to pay with respect to the Leased Property all of the municipal and governmental taxes that apply to the Tenant of the Leased Property. The Tenant undertakes to pay for the water, garbage, electricity, telephones and all of the other payment applicable to Tenants, during the entire lease period for using the Leased Property.

14.	A.	The Landlord undertakes to perform the day to day maintenance of the air conditioning system in the southern wing of the building and the Tenant undertakes to pay the Landlord for this maintenance as mentioned in the amount of NIS 2,840 for each month. This payment as mentioned shall be paid at the beginning of each month for which the maintenance is given within 14 days from the receipt of each bill.

B.	The parties agree and confirm that (1) the day to day maintenance of the building includes the day to day maintenance of the air conditioning system that was installed by the Tenant, security services, maintenance of elevators and preserving the cleanliness shall be performed at the Tenant’s expense and responsibility, (2) the Landlord shall perform by himself and at his expense all of the day to day maintenance of the building and he shall maintain it in good condition for its purpose, including reasonable wear and tear in the Leased Property, and the day to day maintenance of the air conditioning system installed in the southern wing of the building as mentioned above.

15.	A.	Liability and Indemnification

1.	The Tenant shall bear the obligation imposed on him according to any law for any damage or harm that might be caused to the body and/or Property of a person or entity including the Landlord and/or those on his behalf. The Tenant shall be responsible to repair at his expense any loss of damage that shall be caused to the building of the Leased Property and its contents as a result of the Tenant’s negligent action or omission or of anyone on his behalf.

2.	The Tenant shall be responsible towards the Landlord and/or towards any third party for any bodily damage or damage to Property or damage of any kind that shall be caused to them as a result of the activities in the Leased Property.

3.	The Tenant hereby exempts the Landlord from any responsibility for any loss and/or resultant damage of any kind including consequential damages and damages that are due to the inability to use the Leased Property due to the loss or damage to the Leased Property, its equipment and its contents, if the duty to repair the loss and/or the damage is applicable to him (the Tenant) as mentioned in subsection (1) above.

B.	Insurance

(1)	The Tenant undertakes to take out and maintain for the duration of this agreement the insurances specified hereafter (hereinafter: the “Tenant’s Insurances”):

(1.1)	Insurance of the contents of the Leased Property – including, equipment that serves the Leased Property owned and/or under the responsibility of the Tenant and which is located in the Leased Property and in its immediate surroundings, and any repair, change, improvement, renovation and addition to the Leased Property that was done and/or that shall be done by the Tenant and/or for him, and furniture, equipment, devices and inventories, of any type or kind, at reinstatement value against loss or damage as a result of fire, smoke, lightening, explosion, earthquake, storm, flood, damage from liquid and the splitting of pipes, damage as a result of impact, damage by aircraft, strikes, disturbances and malicious damage.

The insurance shall include an explicit condition according to which the insurer waives every right of subrogation towards the Landlord provided the aforesaid regarding waiver of the right of subrogation shall not apply to benefit a person who caused maliciously caused the damage.

(1.2)	Third party liability insurance according to any law, with limited liability that shall not be less than the amount of $5,000,000 (five million U.S. dollars) per event and for the insurance period. This insurance shall not be subject to any limitation regarding liability that as a result of fire, explosion, shock, lifting machines, uploading and unloading, defected sanitary devices, poisoning, everything damaging in food or drink, strikes and subrogation claims by the Institution for National Insurance. The insurance shall be extended to include the Landlord for his liability for the Tenant’s actions and/or omissions, and this is subject to a cross liability clause according to which the insurance shall be considered as if it was taken out separately for each of the individuals of the insured.

(1.3)	Employers liability insurance for the Tenant’s liability towards all of his employees that are employed by him at the liability limit of no less than $5,000,000 (five million U.S. dollars) per event and for the insurance period. This insurance shall not include any limit regarding works at height or at depth, work hours, contractors, sub contractors and their employees, and regarding the employment of youth. This insurance shall be extended to indemnify the Landlord if he shall be considered as the employer of any of the company’s employees.

(1.4)	Insurance of consequential damage as a result of damage covered according to section 15 B. (1.1) above for an indemnification period that is not less than six months. This insurance as mentioned shall include a waiver of the subrogation right towards the Landlord. However the parties agree that the Tenant is entitled not to take out insurance according to this subsection provided that then the exemption stipulated in section 15 (B2) hereafter will apply as if this insurance was taken out.

(2)	The Tenant declares that he shall not have any claim and/or demand and/or lawsuit against the Landlord for damage for which he is entitled to indemnification according to the insurance that he took out according to subsection (1.1) and (1.4) above, and he hereby exempts the Landlord of any liability for such damage. The aforesaid regarding the exemption from liability shall not apply to benefit a person who maliciously caused damage.

(3)	The Tenant undertakes to furnish the Landlord confirmation regarding the issuance of such insurance policies as mentioned legally signed by the insurer and this is not later than 14 days after the signing of this agreement.

(4)	The Landlord undertook to take out and maintain at his expense the insurances specified hereafter at a legally authorized and reputable insurance company in Israel (hereinafter: the “Landlord’s Insurance”):

(4.1)	Structure insurance of the Leased Property based on its reinstatement value against the customary risks extended fire insurance, including loss or damage as a result of fire risks, smoke, lightening, explosion, earthquake, storm, flood, damage from liquid and the splitting of pipes, damage as a result of impact, damage by aircraft, breaking and entering. This insurance shall include a section regarding waiver of the subrogation right towards the Tenant, provided the provisions regarding the waiver of the right of subrogation shall not apply to benefit a person who maliciously caused the damage, The purpose of this section the term the structure of the Leased Property shall include all of the systems that constitute an inseparable part of the structure and it explicitly shall not include the contents of the leased properties and any addition, improvement, or extension that were done in the leased properties by or for the Tenant, and which are insured by the Tenant.

(4.2)	Third party liability insurance for the Landlord’s duty for damage to the body and/or Property of any person and/or any body whatsoever, with limited liability that shall not be less than the amount of $5,000,000 (five million U.S. dollars) for an insurance event and in the aggregate for an annual insurance period. This insurance shall not be subject to any limitation regarding liability that as a result of fire, explosion, shock, lifting machines, uploading and unloading, contractors and sub contractors, defected sanitary devices, poisoning, everything damaging in food or drink, the performance of additions and improvements in the Leased Property strikes and subrogation claims by the Institution for National Insurance. The insurance shall be extended to indemnify and/or for the Landlord’s actions and/or omissions and anyone on his behalf subject to a cross liability clause.

(4.3)	Employers’ liability insurance for the Landlord’s liability towards his employees for damage caused while and as a result of their employment by the Landlord at the liability limit of no less than $5,000,000 (five million U.S. dollars) per event and for the insurance period. This insurance shall be extended to indemnify the Tenant if he shall be considered as the employer of any of the Landlord’s employees.

(4.4)	Consequential loss insurance (insurance of loss of rent, management fees and other costs) that shall be caused to the Landlord, as a result of damage that was caused to the Leased Property and/or its content and/or the courtyard of the Leased Property at their full value, as a result of the above mentioned risks in subsection (4.1) above for an indemnification period that shall not be less than 6 months. The insurance shall included a section regarding the waiver of the insurer of the subrogation right towards the Tenant and all of those acting on its behalf (all of the sub-Tenants on his behalf and provided that the waiver of the subrogation right as mentioned shall not apply to benefit a person that maliciously caused the damage.

In spite of the aforesaid it is hereby agreed that the Landlord is entitled not to take out consequential damage insurance however the provisions in section 15 B. 5 hereafter shall apply with respect to consequential damage as mentioned above as if insurance was taken out for such damage.

(5)	The Landlord declares that he shall not have any claim and/or demand and/or lawsuit against the Tenant for damage for which the Landlord is entitled to indemnification or for which he was entitled to indemnification according to the insurance that was taken out according to subsection (4.1) until (4.4) above, and he hereby exempts the Tenant from any liability to any such damage. The aforesaid regarding the exemption from liability shall not apply to benefit a person who maliciously caused the damage.

(6)	The Landlord’s insurances shall include a specific condition according to which the insurer waives any claim and/or demand regarding the participation of the Tenant’s insurances. Furthermore the insurer shall undertake that the Landlord’s insurance policies shall not be reduced or cancelled, unless a prior written notice of this shall be delivered to the Tenant 60 days in advance.

(7)	The Landlord undertakes to fulfill the terms of the insurance policies of the Landlord to pay the premiums in full and on time, and to ascertain that the Landlord’s insurance policies shall be renewed from time to time according to need and they shall be valid for the entire duration of the lease period.

(8)	The Landlord undertakes to furnish to the Tenant confirmation regarding the policies issued legally signed by the insurer and this is no later than 14 days after the signing date of this agreement.

16.	The Tenant undertakes: –

A.	To tend to the cleanliness of the Leased Property and its surroundings.

B.	Not to make and/or cause a nuisance to the Landlord and the neighbors in the Leased Property near him.

C.	Taking the purpose of the lease into consideration, to maintain the Leased Property in good and proper condition, not to do and not to allow anything that could cause damage to the Leased Property, to the building or to its installations insofar as this depends on him or that could cause a nuisance to the other Tenants in the building or any other person.

D.	Not to place outside of the Leased Property containers, any packages or any other chattels unless it is in places stipulated for this purpose in appendix F.

17.	The Tenant shall be regarded as the sole possessor of the Leased Property during the entire lease period, for purposes of criminal or civil liability only, except if the Landlord is liable as a result of his actions or omission with respect to criminal or civil liability.

18.	Each of the parties of this agreement undertakes (hereinafter in sections 18 and 19: the “Party in Breach”): –

A.	To compensate and indemnify the other party for any damage, loss or cost that shall be caused to him according to a judgment as a result of a third party lawsuit or demand, including a lawsuit of the government or municipal authorities or a lawsuit of any other authorized authority, due to an action or omission on the part of the party in breach or at his fault or at the fault of anyone on his behalf, provided the other party shall notify the party in breach of any lawsuit, payment or damage that is about to be caused or that was caused and shall give him reasonable time in advance, from the date that he was aware of the possibility to defend oneself against these lawsuits.

B.	To refund to the other party any amount that was spent by him for performing repairs that the party in breach should have performed according to this agreement.

C.	To refund to the other party any payment that was spent by the other party, and which the party in breach should have paid according to the provisions of this agreement.

19.	A.	Any payment or cost that apply according to this agreement to the party in breach and which the party in breach did not fully pay on time, including any amount of rent, linkage differences, Vat, service fees and any other amount that the party in breach had to pay to the other party, including any amount, payment or other cost that apply according to this agreement on the party in breach such as taxes, obligatory payments which the other party had to pay instead of the party in breach after a prior warning of 14 days in advance, the party in breach must pay it to the other party from the first date of delay and onward including any other cost that was caused to the other party as a result of this, with additional linkage differences to the index and with additional interest at the maximum rate customary at Israeli banks on unauthorized overdrafts including commissions for issuing credit or index linked loans, whichever is higher.

B.	Each check, deed, payment instruction etc.. shall be considered as payment, if they were presented for payment on time and paid.

20.	At the occurrence of one of the following events the Landlord may terminate this agreement and demand the immediate payment of the Tenant from the Leased Property, and these are the events: –

A.	The Tenant did not pay any amount of rent or linkage differences as mentioned in this agreement or did not pay the taxes and the other obligatory payment that apply to him, or did not pay insurance premiums or any other amount or part of it whose payment applies to him in accordance with this agreement, provided that this payment was not paid as mentioned and was not settled by him within 30 days after he received a written demand from the Landlord to do so, or within a period that was determined by the authority from which the payment demand was received.

B.	The Tenant breached or abstained from complying or from fulfilling the provisions of sections 15 B (1.2) and (1.3) in this agreement, and within 30 days after receiving a written demand from the Landlord the Tenant did not repair the breach or abstained from complying or fulfilling the demand.

C.	A receiver or trustee was appointed for the Tenant or a bankruptcy petition was filed against the Tenant and it was not cancelled within 60 days after this action.

D.	If the Tenant is a company – a liquidator was appointed for the Tenant or a temporary liquidator or a receiver or other similar proceedings were taken and they were not cancelled within 60 days after these actions.

E.	The Tenant ceased running his business, in a manner that materially affects his ability to fulfill his undertakings according to this agreement.

Upon the occurrence of any of the events listed above, the Landlord shall be entitled to cancel this agreement immediately, subject to section 28 of this agreement, and to cancel the lease under this agreement. Thus the Landlord shall be entitled after one of the events occurred listed in sections 20 (c), (d) and (e) to return to himself and/or to receive the Leased Property and to enter into the area of the Leased Property without any necessity to approach the court for an eviction order or any other action and to remove any person, object from the Leased Property, without this being considered as trespassing and without derogating from any other claims and or remedies of the Landlord.

In addition to the Landlord’s right to cancel this lease as mentioned in this section above and without derogating from it, the Landlord shall be entitled to sue from the Tenant compensation for not complying with any undertaking, term or condition included in this agreement or for not paying any amount that applies to the Tenant or to sue for enforcement of any undertaking pursuant to this agreement.

A waiver of any event of a breach or more shall not be interpreted as a waiver of any other event of a breach.

21.	Upon the occurrence of one of the event listed hereafter the Tenant may terminate this agreement and these are the events:-

A.	The Landlord breached or abstained from complying or from fulfilling the provisions of sections 8 (b), 10 (c), 14 regarding the day to day maintenance of the air conditioning system (which is installed in the southern wing of the building) only, 15 B (4) and 24 of this agreement, and within 30 days after receiving a written demand from the Tenant the Landlord did not repair the breach or abstained from complying or fulfilling the demand.

B.	A closing order and/or demolition order and/or any order, or other decision was given by a body and/or corporation and/or governmental and/or municipal authority, due to an action or an omission of the Landlord which according to them does not allow for the existence of the purposes of the lease in the Leased Property, and this is subject to section 6 (b) of this agreement.

C.	The Leased Property was transferred to a third party and after such transfer as mentioned the Tenant abstained from using the Leased Property as he did prior to the sale date.

At the occurrence of one of the events specified above, the Tenant shall be entitled to cancel this agreement immediately subject to section 28 of this agreement, and to cancel the leased that was given under it.

In addition to the Tenant’s right to cancel this lease as mentioned in this section above and without derogating from it, the Tenant shall be entitled to sue from the Landlord compensation for not complying with any undertaking, term or condition included in this agreement or for not paying any amount that applies to the Landlord or to sue for enforcement of any undertaking pursuant to this agreement.

A waiver of any event of a breach or more shall not be interpreted as a waiver of any other event of a breach.

22.	The Tenant hereby undertakes at the end of the lease period according to this agreement, or at any earlier date in the event of the termination of this agreement as mentioned in this agreement, to vacate the Leased Property from any person and object that belongs to the Tenant and to transfer possession of the Leased Property to the Landlord or to his attorneys in good and proper condition clean and suitable for use, as it was when it was delivered to the Tenant, when the Leased Property is empty from any person or object of the Tenant, and all of the provisions in sections 9 and 10 (d) above shall apply to the delivery of possession of the Leased Property at the end of the lease.

23.	The Tenant undertakes to vacate the Leased Property at the date of the end of the lease period, and in the case of a delay the Tenant hereby undertakes to pay the Landlord the amount of NIS 10,000 (ten thousand NIS) per day, with additional linkage differences as specified in section 7 above as agreed rent of the Leased Property, for every day in which the Tenant shall be in the Leased Property after the end of the lease period, and without the need for giving any warning and this is without derogating from the Landlord’s rights to receive additional legal remedies against the Tenant.

24.	A.	The Landlord is entitled to transfer his rights in the Leased Property at any time to another or to others (hereinafter: the “Intended Purchaser”) and the Tenant shall not refuse to such assignment as mentioned unless it is for reasonable reasons and subject to the fact that the Intended Purchaser shall accept this agreement upon himself in place of the Landlord and subject to the fact that no exercise notice (as defined hereafter) has been received by the Tenant by the time mentioned in subsection C hereafter.

B.	The Landlord undertakes that if he shall wish to transfer his rights in the Leased Property and/or in this agreement to the Intended Purchaser he must first offer them to the Tenant at the same terms that Intended Purchaser intends to purchase them, all in accordance with the specified procedures in this section hereafter.

C.	The Landlord must deliver to the Tenant a notice of his intention to transfer his rights in the Leased Property by a written notice. This notice shall specify the nature of the rights, the price that was offered for them by the Intended Purchaser, the terms of payment, the name of the Intended Purchaser, and any other material term of the transaction according to which the Landlord intends to transfer his rights in the Leased Property and/or with respect to this agreement to the Intended Purchaser (hereinafter: the “Offered Terms”). The Landlord shall declare in this notice that the offered terms described in the notice are correct and complete. Delivery of this notice shall be considered as an offer to sell his rights in the Leased Property and/or with respect to this agreement to the Tenant at the Offered Terms. This offer is irrevocable until the end of fourteen (14) days after receipt of this notice. Within fourteen (14) days the Tenant shall notify by a written notice to the Landlord if he is interested to purchase the rights being sold at the Offered Terms (hereinafter: the “Exercise Notice”). Once an Exercise Notice has been given as mentioned, the Landlord hereby undertakes to sell the rights being sold to the Tenant in accordance with the Offered Terms.

25.	A.	The Tenant undertakes not to transfer this agreement or any right derived from this agreement, directly or indirectly and not to lease to others the Leased Property or any part of it and not to give or transfer to others the Leased Property or any part of it and not to give or transfer to other s the use of the Leased Property or any part of it, and not to allow or permit the use of the Leased Property or any benefit of it to others in any manner whatsoever.

B.	The aforesaid shall not apply in the event of the transfer of the Tenant’s undertakings according to this agreement to a Tenant who is a company under the control of the Tenant and/or under the control of the current shareholders of the Tenant, and the Tenant gave a guarantee for the undertakings of the new Tenant to the Landlord’s satisfaction.

C.	The Tenant shall be entitled to lease the Leased Property or any part of it to a sub – Tenant provided the Landlord gave prior written consent and the new Tenant accepted upon himself all of the Tenant’s undertakings according to this agreement and in any event the Tenant shall continue to be responsible towards the Landlord for the fulfillment of all of his undertakings according to this agreement.

26.	In any event where one of the parties of this agreement shall not use his rights that are derived from this agreement, immediately or at all, any delay or extension shall not be considered a waiver, admission or consent on his part.

27.	All amounts and times mentioned in this agreement are fundamental terms of this agreement.

28.	If one of the parties breached this agreement by a fundamental breach or a fundamental term of this agreement, this agreement may be entirely cancelled after giving prior written notice of 30 days in advance by the other party in which the repair of the breach is requested and the breach was not repaired as required according to this agreement. The provisions of this agreement shall not harm the rights of any party to receive other relief and remedies especially an eviction order and the return of the Leased Property to the Landlord.

29.	The Landlord undertakes not to refuse a request made by the Tenant for unreasonable reasons.

30.	During the duration of the lease the Tenant undertakes to allow the Landlord to visit the Leased Property once per month for inspection and this is following a prior notice of one day in advance. During the period of 180 days before the end of the lease period, the Tenant undertakes to allow the Landlord and/or anyone intended to be new Tenants in the Leased Property, to visit the Leased Property during acceptable hours during the day after prior coordination with the Tenant.

31.	In order to partly ensure the Tenant’s undertakings according to this agreement the Tenant shall deposit in the hands of the Landlord at the signing of this agreement a security check to the order of the Landlord signed by the Tenant for the amount of NIS 3,500,000. The Landlord shall be entitled to fill out the missing details of the check and to collect it provided the surplus amount (in other words the difference between the amount of NIS 3,500,000 and between the amount that the Tenant owes the Landlord) that shall be collected by the Landlord pursuant to this check shall be returned to the Tenant within 48 hours from the time it was collected as mentioned. If after the security check is paid this agreement was not terminated the Tenant shall deposit in the hands of the Landlord a new security check to the order of the Landlord and signed by the Tenant for the amount of NIS 3,500,000 and the provisions of this section shall apply to this security check mutatis mutandis. In order to eliminate doubt, it is hereby clarified that if the security check shall be stolen from the Landlord, the Landlord shall compensate the Tenant for any amount that was collected according to this check.

If at the New Date the new fundamental rent amount shall be determined according section 7 (g) of this agreement, a new security check shall be given against the receipt of a security check held by the Landlord, made out to the order of the Landlord and signed by the Tenant in the amount equal to 12 months of rent according to the new fundamental rent amount with additional Vat. The remaining provisions of this section shall apply to this security check mutatis mutandis.

32.	In this agreement singular shall include plural and visa versa and male also includes female and visa versa. However all of the Tenant’s undertakings or any other duty that applies to him shall be jointly or separately.

33.	A.	Stamp duty that applies to this agreement shall be paid by the Tenant and the Landlord in equal shares between them.

B.	Lawyer’s fees for drafting this agreement shall be paid by each of the two parties to their own lawyer.

34.	This agreement, including all of its appendixes expresses all of the agreed terms between the parties. All of the promises, guarantees, agreements whether written or oral, undertakings or representations regarding this agreement that were given or that were made by the parties before this agreement was executed are null and void and they cannot add to the obligations and rights stipulated in this agreement or that are derived from it, cannot derogate from them or change them, and the parties shall not be bound by them starting from the date of this agreement. This agreement cannot grant any third party any right or remedy pursuant to this agreement.

35.	Claims with respect to this agreement or that are derived from this agreement shall be filed only to the court that has material jurisdiction situated in Tel Aviv.

36.	The parties’ addresses for the purpose of this agreement are as specified in the preamble of this agreement. Any notice that shall be sent by any party to the other party by registered mail, according to the addresses mentioned above, shall be considered as if it arrived to its destination within 72 hours.

Additional comments:-

In witness whereof the parties have signed: –

A.Z. Baranovitz – Properties and Leasing Ltd. Stamp and signature —————————————— The Landlord	Eltak Ltd. Stamp and signature —————————————— The Tenant